UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 11, 2016

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 — 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: ☒	Form 40-F: ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes: ☐	No: ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes: ☐	No: ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 11, 2016

Date, Time and Place: Held on March 11, 2016, at 03:30PM, by teleconference, centralized at Rua Fidêncio Ramos, no. 302, 3rd floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

Call notice: The Board of Directors’ members were duly called pursuant to item 6 of its Rules of Procedures.

Attendance: The totality of the sitting members of the Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto, and Raul Calfat.

Meeting Board:                               Mr. José Luciano Duarte Penido — Chairman.

Mr. Everson Zaczuk Bassinello — Secretary.

Agenda: In accordance with the terms set forth in Article 17 of the Company’s Bylaws, (i) approve, as a result of the corporate transaction between Baker Tilly Brasil Auditores Independentes S/A (“Baker Tilly”) and BDO RCS Auditores Independentes S/S (“BDO”), BDO acting as the Company’s independent auditing firm in Brazil, as from the first quarter of 2016; (ii) approve the issuance, by the Company, of Export Credit Notes (“NCEs”), to back the fund raising transaction via capital markets, through the public distribution of Agribusiness Credit Receivable Certificates (“CRA”) to be issued by Eco Securitizadora de Direitos Creditórios do Agronegócio S.A. (“Eco Securitizadora”); and (iii) authorize the Company’s Board of Officers to execute all documents and perform the necessary acts to accomplish the proposed resolution.

Resolutions: After discussion and analysis of the matters included on the Agenda, the Board members in attendance decided to, without reservations and/or qualifications, by their unanimous vote:

(i) Considering the corporate transaction between Baker Tilly and BDO on December 1st, 2015, approve, as per the Statutory Audit Committee’s recommendation, that, as from the first quarter of 2016, BDO will act as the Company’s independent auditing firm in Brazil, assuming, therefore, the activities previously performed by Baker Tilly with the Company.

BDO acting as the Company’s independent auditing firm does not affect the provisions of article 31 of CVM Instruction No. 308 of May 14, 1999, as amended, with relation to the mandatory rotation of the independent auditing firm, as BDO will give continuity to the activities previously developed by Baker Tilly, with the maintenance of the same team responsible for Fibria’s independent audit, and will act as the Company’s independent auditing firm until the end of the work related to the fiscal year of 2017, as per the agreement previously executed with Baker Tilly and now assumed by BDO, as a result of the corporate transaction between Baker Tilly and BDO.

(i)      Approve the issuance, by the Company, of NCEs, to back the fund raising transaction via capital markets, through the public distribution of CRA to be issued by Eco Securitizadora, in a total amount up to R$ 1,350,000,000.00 (one billion and three hundred and fifty million reais).

The proposed fund raising aims to finance the Company’s activities in connection to the agribusiness, comprising activities regarding production, trade, processing or manufacture of products or inputs originated from the transformation of forest materials, used by the Company in the pulp and paper export program.

(ii)     The Board of Officers is authorized, through its members or by attorney-in-facts duly designated, in accordance with the Company’s By-laws, to execute all documents and to perform all and any necessary acts to accomplish the resolution proposed in (ii) above, as well as ratifies the execution of all document and the performance of all the necessary acts until the present date.

Closing:  There being nothing else to address, the meeting was closed and these minutes were transcribed, read, found to be accurate, approved and signed by all the members of the Board in attendance. Attendance: José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Eduardo Rath Fingerl, João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Julio Cesar Maciel Ramundo, Marcos Barbosa Pinto, Raul Calfat, and Everson Zaczuk Bassinello — Secretary.

São Paulo, March 11, 2016.

We certify that the present minutes are a true copy of the original filed at the Company’s headquarters.

José Luciano Duarte Penido	Everson Zaczuk Bassinello
Chairman	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2016

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO